SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

Extraordinary General Meeting

MANUAL FOR SHAREHOLDER'S PARTICIPATION

May 25th, 2015


BR
PETROBRAS

BR PETROBRAS

INDEX

COMMENTS FROM THE CEO

Dear Shareholders and Investors,

Petrobras has overcome an important obstacle by publishing its 2014 audited financial statements, following a collective effort that highlights our ability to meet challenges under adverse circumstances. This experience has given me even more confidence to address the strategic issues that we face in pursuing the Company's business plan in an efficient manner that creates value for the Company.

We have developed a methodology to estimate the overpayments incorrectly capitalized related to the payment scheme uncovered by the investigations of the "Lava Jato Operation." The write-offs related to those incorrectly capitalized overpayments were recognized in the third quarter 2014.

In addition, changes in Petrobras' business context, including the decline in oil prices, the appreciation of the U.S. Dollar and the need to reduce our level of indebtedness, have prompted a review of the Company´s future prospects and ultimately led to the reduction in the pace of the Company's capital expenditures.

As a result, the Company has decided to postpone the completion of some of the assets and projects in its 2014-2018 Business and Management Plan. The postponement of those projects had an impact on our impairment tests, and we recognized impairment charges in the fourth quarter of 2014.

Now that we have published our financial statements, we will turn our focus to our medium and long-term challenges. We are developing a new business plan, in which we will include financial assumptions that reflect current oil industry conditions.

We are revising our capital expenditure plans to prioritize oil and gas exploration and production activities, which is our most profitable business segment. We are focusing on building a sustainable business plan from a cash flow perspective, considering potential effects on our supply chain and, consequently, on our production curve.

I would like to conclude this message by emphasizing my strong belief that Petrobras is and will remain a profitable and efficient Company, which has made substantial improvements in its corporate governance and increased its dedication to generating returns for its shareholders and investors.

Aldemir Bendine
Petrobras CEO

INVITATION

Date: May 25th, 2015

Time: 3 PM

Address: auditorium of the Company's head office at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro

Agenda items:

Extraordinary General Meeting

I. The Management Report, Financial Statements and Fiscal Council's Report of fiscal year of 2014

NOTICE OF MEETING

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras hereby calls the shareholders of the Company to attend the **Extraordinary Meeting of Shareholders** on **May 25th, 2015,** at **3:00 p.m.**, at the auditorium of the registered office, at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to resolve the following matters:

I. The Management Report, Financial Statements and Fiscal Board's Report of Fiscal Year of 2014.

Any person present at the meeting must evidence his/her status of shareholder, under article 126 of Law No. 6.404, of 12-15-1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of the Articles of Incorporation of Petrobras, upon presentation of the following documents:

i) Representative's identity card;
ii) A power of attorney providing for the principal's special powers, the signature of which must be certified in a notary public's office (original or authenticated copy);
iii) Copy of the articles of organization/incorporation of the principal or bylaws of the fund, if applicable;
iv) Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable.

It is requested that the shareholders represented by attorneys file, within at least two days in advance, the documents listed above in room 1002 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meeting, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meeting will be held.

In the event of stock loan, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties.

Furthermore, the shareholders may choose to vote the matters contained in this Notice of Meeting upon use of the public power of attorney request, as per CVM Instruction No. 481, of December 17th, 2009.

Electronic powers of attorney will be received upon platform Online Meetings, on the website http://www.assembleiasonline.com.br. For such purpose, shareholders must register in such platform.

All documents concerning the matters to be resolved at the Extraordinary Meeting of Shareholders will be available, from April 24th, 2015 in room 1002 (Shareholder Service Center) of the registered office of the Company, and on the websites of the Company (http://www.petrobras.com.br/ri) and the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br).

Rio de Janeiro, April, 22nd, 2015.

Luciano Galvão Coutinho
Chairman of the Board of Directors

INFORMATION TO VOTE

To vote in general meetings of companies and funds, the first step is to click in www.assembleiasonline.com.br/wfPublicaCadastroAcionistas.aspx and register.

After registering at Assembleias Online, you will receive an automated message containing the Instrument of Agreement, Ownership and Liability, which must be signed, notarized and consularised, and a list of documents that must be provided so that your registration can be validated.

Once your registration is validated, you will receive an email with instructions to issue your Private Digital Certificate. The Private Digital Certificate will be issued by Certisign, exclusive partner of VeriSigN in Brazil and leader in the segment.

As soon as companies or funds that you invest in publish their call notices, you will be notified by email.

After you log in on the website www.onlinegeneralmeetings.com, you select the general meeting you want. After analyzing the documents available and the management proposals, you must vote on each of the agenda items (in favor, against or abstention).Your part in the voting process ends here.

Once your vote is validated, it will be computed to the respective meeting and a receipt of your vote will be sent to your email. For increased security and integrity, Assembleias Online has hired Ernst & Young to review the environment of internal controls to further improve them.

In order to facilitate and encourage shareholders with voting rights to participate, the Company will allow shareholders to vote on the items that appear in the General Meeting Notice over the Internet by using the public request for proxies, as per CVM ruling 481, published on December 17th, 2009.

The electronic proxies will be received via the Online Meeting platform, at www.assembleiasonline.com.br. Shareholders must register in the platform as soon as possible in order to use it. The data used in the previous General Meeting will remain in effect. The proxy, showing the shareholder's voting intention (electronic voting), must be sent through the system between May 11th to 24th, 2015.

For more details on how to vote via the Online Meeting Platform, read the Manual that has been posted on our website.

This proxy is valid only for the Extraordinary General Meeting to be held on May 25th, 2015.

PUBLIC POWER OF ATTORNEY REQUEST

Rio de Janeiro, April 24th , 2015, Petroleo Brasileiro S.A. – Petrobras hereby invites its shareholders to attend its Extraordinary General Meeting, to be held on May 25th, 2015, at 3.00 p.m., in order to resolve on the matter in the Notice for General Meeting.

With a view to enable and stimulate the participation of the shareholders with a right to vote, the Company provides, through the world wide web, with the possibility for the shareholders to vote on the matter in the Notice for General Meeting, through the use of public power of attorney request, as per CVM Instruction 481 issued on December 17th, 2009.

The receipt of electronic powers of attorney will be by means of the platform Assembleias Online, available at www.assembleiasonline.com.br. For such, it is necessary that the shareholders make their registration in this platform as soon as possible, and the registrations made for the last Meeting remain valid. The power of attorney, which has the shareholder's voting intention (electronic vote), must be sent through the system between May 11th to 24th, 2015.

The electronic participation at the Extraordinary General Meeting is not available for the ADR's holders.

Please refer to the item "Information to vote" as contained in this Manual for Shareholder´s Participation.

With such alternative, Petrobras seeks to reinforce its commitment to adopting the best Corporate Governance practices and transparency.

EXTRAORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM I

THE MANAGEMENT REPORT, FINANCIAL STATEMENTS AND FISCAL BOARD'S REPORT OF FISCAL YEAR OF 2014

Dear Shareholders,

The Management Report, Financial Statements and Fiscal Council's Report of fiscal year of 2014 is available in Petrobras website:

http://www.investidorpetrobras.com.br/en/financial-results/4q14.htm

Rio de Janeiro, April 22nd, 2015

Aldemir Bendine
CEO

MANAGEMENT REMARKS ABOUT THE COMPANY'S FINANCIAL STATUS, IN COMPLIANCE WITH ART. 9 OF CVM INSTRUCTION NO. 481/09

10. Remarks made by the officers

10.1. The officers must comment on:

a. general financial and asset conditions

Our financial strategy focuses on returning financial leverage on a proper range, preserving capital cost at the lowest levels possible, considering the financial environment. The development of new projects in the oil and gas industry involves long periods of maturation and intensive use of financial resources. Thus, the company can live temporarily with indicators above the limits set in periods in which the investments are not generating cash.

We will continue our policy with regard to postponing the due date for the payment of our debts, exploring domestic market financing capacity and enhancing our fix revenue investors' base, in order to develop a strong presence on international capital markets, besides resorting to the export credit agencies and seek other funding with new funding products and new markets

b. capital structure and the possibility of share or stocks' redemption, mentioning:

The capital structure of Petrobras (Net Third Parties Capital/Total Net Liability) has changed from 47% in 2012 and 51% in 2013 to 57% in 2014. The net leverage [Net Indebtedness / (Net Indebtedness + Net Equity)], on the other hand, has changed from 31% in 2012 and 39% in 2013 to 48% in 2014.

i. redemption chance

The Company does not foresee stocks' redemption.

ii. redemption value calculation formula

The Company does not foresee stocks' redemption.

c. payment capacity regarding financial undertakings

We have used our own resources especially related to capital expenses, payments of dividends and debt refinancing. In 2012, 2013 and 2014, we met such requirements with internally generated funds and short and long term debts. We believe that by our cash position, our operational cash generation, our divestment plan and by accessing the debts market, we will be able to maintain the capacity of payment in relation to the commitments acknowledged without compromising the Company's financial health.

d. financing sources for working capital and investment on non-current assets used

In 2012, 2013 and 2014, we financed our working capital by means of our cash position. Investments in non-current assets were financed through long-term debt such as bond issue in the international market, export credit agencies loans, export finance taken with Brazilian and Foreign Banks, development banks financing in Brazil and abroad and credit lines with national and international commercial banks.

e. financing sources for working capital and investment on non-current assets to be used on net deficiencies coverage

In 2015 we intend to finance our working capital and investments in non-current assets with the Company's cash flow and fundraising operations in the domestic and international markets.

f. debt levels and features:

i. relevant loan and financing agreements

The volume of funding operations in 2014, net of depreciation totaled BRL$ 35,134 million (a BRL$ 1,958 million increase compared to 2013), in particular the issuance of notes in the capital market in the amount of US$ 13.6 billion, in addition to long-term funding in the banking market in Brazil and abroad.

Summarized information on financing:

Consolidated (in millions of reais)

Maturity in	up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	5 years and onwards	Total (*)	Fair value
Financing in Brazilian Reais (BRL):	3.753	7.403	6.341	6.814	11.100	26.812	62.223	53.591
Floating rate debt	2,362	6,281	4,551	5,121	9,446	20,600	48,361	
Fixed rate debt	1,391	1,122	1,790	1,693	1,654	6,212	13,862	
Average interest rate	9.9%	11.9%	13.7%	11.0%	10.2%	8.2%	10.0%	
Financing in U.S.Dollars (USD):	24.820	23.871	23.254	29.488	47.093	80.719	229.245	213.977
Floating rate debt	19,571	11,460	13,460	22,962	33,313	22,865	123,631	
Fixed rate debt	5,249	12,411	9,794	6,526	13,780	57,854	105,614	
Average interest rate	3.0%	4.3%	4.5%	4.1%	4.2%	5.3%	4.5%	
Financing in BRL indexed to USD:	684	1.039	1.861	1.857	1.850	16.251	23.542	25.456
Floating rate debt	45	51	51	47	40	132	366	
Fixed rate debt	639	988	1,810	1,810	1,810	16,119	23,176	
Average interest rate	6.9%	7.1%	7.0%	7.0%	7.0%	7.0%	7.0%	
Financing in Pound Sterling (£):	192	-	-	-	-	7.102	7.294	6.374
Fixed rate debt	192	-	-	-	-	7,102	7,294	
Average interest rate	4.1%	0.0%	0.0%	0.0%	0.0%	6.2%	6.2%	
Financing in Japanese Yen (¥):	1,177	1,042	251	228	-	-	2,698	2,735
Floating rate debt	228	227	227	227	-	-	909	
Fixed rate debt	949	815	24	1	-	-	1.789	
Average interest rate	1.2%	1.9%	1.2%	1.1%	0.0%	0.0%	1.5%	
Financing in Euro (€):	881	35	35	8,867	4,209	11,793	25,820	23,790
Floating rate debt	73	33	33	33	33	505	710	
Fixed rate debt	808	2	2	8,834	4,176	11,288	25,110	
Average interest rate	3.5%	2.1%	2.1%	3.8%	3.9%	4.3%	4.0%	
Financing in other currencies:	16	7	-	-	-	-	23	23
Fixed rate debt	16	7	-	-	-	-	23	
Average interest rate	14.0%	15.3%	0.0%	0.0%	0.0%	0.0%	14.4%	
Total as of December 31, 2014	31,523	33,397	31,742	47,254	64,252	142,677	350,845	325,946
Total Average interest rate	3.9%	6.0%	6.4%	5.2%	5.3%	6.0%	5.6%	
Total as of December 31, 2014	18,744	17,017	29,731	20,331	37,598	144,190	267,611	269,956

* The average maturity of outstanding debt as of December 31. 2014 is 6.1 years (7.1 years as of December 31. 2013).

Petrobras System net debt in Reais increased by 27% compared to Dec 31/2013, due to long-term funding and the impact of exchange rate depreciation of 13.4%, as shown below:

On BRL$ million

	Dec 31/2014	Dec 31/2013	Δ%
Short term indebtness*	31,565	18,782	68
Long term indebtness**	319,470	249,038	28
Total	351,035	267,820	31
Cash equivalents	44,239	37,172	19
Federal government securities and Time Deposits (maturity after 90 days)	24,707	9,085	172
Adjusted cash equivalents	68,946	46,257	49
Net debt***	282,089	221,563	27

* Commercial Lease Operations included (BRL$ 42 million on Dec 31/2014 and BRL$ 38 million on Dec 31/2013).

** Commercial Lease Operations included (BRL$ 148 million on Dec 31/2014 and BRL$ 171 million on Dec 31/2013).

*** Net debt is not provided for in international accounting standards - IFRS and should not be considered in isolation or a substitute for total long-term debt, calculated in accordance with IFRS. The calculation of net debt may not be comparable with the net debt of other companies, however the Board believes this is an appropriate supplemental measure that helps investors assess liquidity and assists the management of leverage.

Further information about Loans are available in Note 17 to the Financial Statements for the year 2014.

ii. other long-term relationships with financial institutions

There are no long-term relationships with financial institutions.

iii. degree of subordination among the debts

The corporate debts of Petrobras are unsubordinated and all have equal rights to payment.

Financial institutions require guarantees from Petrobras when they lend resources to the Company's subsidiaries. Some BNDES loans are secured by the assets being financed (carbon steel pipes for the Bolivia-Brazil gas pipeline and vessels).

Due to a guarantee agreement account issued by the Federal Government in favor of Multilateral Loan Agencies, motivated by financings funded by TBG, counter guarantee agreements were entered into, having as signatories the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A., where TBG undertakes to entail its revenues to the order of the National Treasury until the settlement of the obligations guaranteed by the Federal Government.

Petrobras maintains the management of Specific Purpose Entities - SPE, which were created in order to provide capital for the continued development of the transport infrastructure projects and oil and gas production, in addition to improvements in refineries, which guarantees given to the national and international financial agents are the own assets of the projects, as well as pledge of receivables and shares of the SPEs.

iv. possible restrictions imposed on the issuer, particularly regarding the limits of indebtedness and hiring new debt, dividend distribution, asset transfers, the issuing of new securities, and the transfer of corporate control

There is borrowing limit on contracts signed with BNDES as of 2009, which restricts the relationship between Net Debt in reais and EBITDA exceeds 5.5. The Company has no other obligations to do (covenants) related to financial indicators in other financing agreements.

On December 31, 2014 the Company had a US$ 55 billion in debt exposure in the capital market, which provides the Company's obligation to submit quarterly financial statements without the independent auditors' appraisal, within 90 days after the end of the quarter. If the Company fails to meet this deadline, a grace period of 60 days will be considered for the submission of financial statements, so as not to generate an event of default. The grace period shall start to count after the Company's notification by the holders of securities of a particular series, which need to add a value greater than 25% of the amount due in the series concerned. For the audited Annual Financial Statements the submission time is 120 days after the end of the year. The grace period is the same as the Quarterly Financial Statements.

In the banking market (including BNDES), the exposure on December 31, 2014 was US$ 50 billion considering the Company's obligation to submit Financial Statements. Out of this amount, a total of 73% require the Company's obligation to submit quarterly financial statements without the auditors' review, within 90 days after the quarter end. 27% consider a grace period of 30 days and 46% consider 60 days after the deadline. For the Audited Annual Financial Statements, the submission time of 73% of this amount is 120 days after the end of the year and the grace period is the same used for Quarterly Financial Statements. For 27% of the amount of exposure in the banking market the submission of the Annual Financial Statements audited is 150 days after the end of the year, in this case, without grace period.

On 31/12/2014 the Company had US$ 7 billion in operations in ECAs terms and structured projects, in which are considered the obligations of submission of financial statements. Out of the aforementioned exposure, 87% consider the Company's obligation to submit quarterly financial statements without the auditors' review, within 90 days after the quarter end. All contracts involved in the classification above are granted a grace period of 30 days after the deadline. For delivery of the audited Annual Financial Statements, 1% of the amount involved on the exposure of US$ 7 billion, has a 120 days deadline for submission after the end of the year and for 12% the period is 180 days after the end the year, in both cases considering a grace period of 30 days.

In case of failure to comply with these contractual obligations, the creditors of the debts may declare the early maturity of the debts, provided that the expected contractual terms are complied with.

g. usage limits for financing that has already been hired

Upon fulfillment of the conditions precedent of the contracts, the following values shall be available for drawing:

Company	Procured	Used	Balance
Abroad (Amounts in millions of US$)			
PGT	500	0	500
Petrobras	2,500	530	1,970
National (Amounts in millions of R$)			
Transpetro	10,158	2,432	7,726
Petrobras	14,502	12,502	2,001
PNBV	9,878	989	8,889
Liquigás	141	132	9

h. significant changes in each financial statement item

Consolidated Statement of Income - BRL$ Millions

	2014	2013	Horizontal Analysis 2014 X	%
Sales Revenue	337,260	304,890	32,370	11
Cost of products and services sold	(256,823)	(234,995)	(21,828)	9
Gross profit	80,437	69,895	10,542	15
Sales	(15,974)	(10,601)	(5,373)	51
G&A Expenses	(11,223)	(10,751)	(472)	4
Exploratory costs for oil and gas extraction	(7,135)	(6,445)	(690)	11
Research and technological development costs	(2,589)	(2,428)	(161)	7
Tax revenues	(1,801)	(1,721)	(80)	5
Reversal/Loss in the amount of asset recovery - Impairment	(44,636)	(1,238)	(43,398)	3,505
Disposal of additional expenses improperly capitalized	(6,194)	-	(6,194)	
Other, net expenses	(12,207)	(2,347)	(9,860)	420
	(101,759)	(35,531)	(66,228)	186
Profit (loss) before net financials, interests and tax	(21,322)	34,364	(55,686)	(162)
Financial revenue	4,634	3,911	723	18
Financial expenses	(9,255)	(5,795)	(3,460)	60
Monetary and exchange variation	721	(4,318)	5,039	(117)
Net financials	(3,900)	(6,202)	2,302	(37)
Equity in investments	451	1,095	(644)	(59)
Profit sharing	(1,045)	(1,102)	57	(5)
Profit (loss) before tax	(25,816)	28,155	(53,971)	(192)
Income tax and social contribution	3,892	(5,148)	9,040	(176)
Net profit (loss)	(21,924)	23,007	(44,931)	(195)

On behalf of:				
Petrobras Shareholders	(21,587)	23,570	(45,157)	(192)
Non-controlling Shareholders	(337)	(563)	226	(40)
	(21,924)	23,007	(44,931)	(195)

Review of the Consolidated Income Statement – 2014 x 2013:

The Company reported a BRL$ 21,587 million loss, primarily reflecting the following factors:

Sales Revenue

11% high in Sales Revenue in the amount of BRL$ 337,260 million, which reflected:

- Higher prices in sales of products in domestic market due to diesel and gasoline increases and the effect of exchange rate depreciation (9%) on the prices of derivatives linked to the International market, as well as higher energy and Natural Gas prices;
- Increased demand for oil products in the domestic market (3%), mainly diesel (2%), gasoline (5%) and fuel oil (21%), and higher volume of exported oil (12%), partially offset by lower export of by-products (15%).

Cost of goods sold

9% high in cost of sales in the amount of US$ 256,823 million, which meant:

- Effect of exchange rate depreciation on expenditures for imports and government participation;
- 3% increase in the volume of sales in the domestic market of by-products and higher volume of liquefied Natural Gas import - LNG to meet demand;
- Higher spending on acquisition of electricity due to the increase of the settlement price of differences - PLD.

Operational Expenses

Operating expenses increased by BRL$ 66,228 million, in special:

- Impairment: BRL$ 44,636 million increase, mainly related to refining, exploration and production in Brazil and abroad, and petrochemicals;

- Disposal of additional expenses improperly capitalized: "Operação Lava Jato", as described in Note 3 to the Financial Statements for the year 2014, in the amount of BRL$ 6,194 million;

- Sales: BRL$ 5,373 million increase, mainly for the provision of loss in power sector receivables (BRL$ 4,511 million);

- Exploration costs: increase of BRL$ 690 million, mainly due to the increase in disposals of economically unviable wells;

- Other operating expenses:

increase of BRL$ 9,860 million, mainly for disposals of amounts related to the construction of the Premium I and II refineries (BRL$ 2,825 million), provisioning for Voluntary Retirement Incentive Program (BRL$ 2,443 million), provision for abandonment of areas (BRL$ 1,128 million), higher return of fields to ANP (BRL$ 610 million) and higher expenses due to revision of the actuarial pension plan and health of retired employees (BRL$ 505 million).

Net Financial Result

Net financial expenses of BRL$ 3,900 million, down BRL$ 2,302 million compared to 2013, due to:

- Reduction of foreign exchange loss over lower net liability exposure in dollars;

- Foreign exchange gain due to the appreciation of the dollar against other currencies, especially the euro;

- Inflation adjustment of active contingency related to PIS and COFINS amounts unduly paid on financial revenue from February 1999 to December 2002;

- Inflation adjustment of debt acknowledgment contracts concerning electricity sector receivables; and

Part of these effects was offset by higher interest expense due to increased debt.

Financial Statement Consolidated

			Horizontal Analysis		Vertical Analysis	
	2014	2013	%	Reais	2014	2013
Current Assets						
Cash and cash equivalent	44,239	37,172	19.0%	7,067	5.6%	4.9%
Securities	24,763	9,101	172.1%	15,662	3.1%	1.2%
Accounts receivables, net	21,167	22,652	(6.6)%	(1,485)	2.7%	3.0%
Inventory	30,457	33,324	(8.6)%	(2,867)	3.8%	4.4%
Income tax and current social contribution	2,823	2,484	13.6%	339	0.4%	0.3%

PETROBRAS

Taxes and contributions	7,300	9,162	(20.3)%	(1,862)	0,9%	1.2%
Advance to suppliers	1,123	1,600	(29.8)%	(477)	0.1%	0.2%
Other current assets	3,138	2,218	41.5%	920	0.4%	0.3%
	135,010	117,713	14.7%	17,297	17.0%	15.6%
Assets held for sale	13	5,638	(99.8)%	(5,625)	0.0%	0.7%
	135,023	123,351	9.5%	11,672	17.0%	16.4%
Non Current Assets						
Long term assets						
Accounts receivables, net	14,441	10,616	36.0%	3,825	1.8%	1.4%
Securities	290	307	(5.5)%	(17)	0.0%	0.0%
Judicial deposits	7,124	5,866	21.4%	1,258	0.9%	0.8%
Deferred income tax and social contribution	2,673	2,647	1.0%	26	0.3%	0.4%
Taxes and contributions	10,645	12,603	(15.5)%	(1,958)	1.3%	1.7%
Advance to suppliers	6,398	7,566	(15,4)%	(1,168)	0.8%	1.0%
Other long term assets	8,533	4,395	94.2%	4,138	1.1%	0.6%
	50,104	44,000	13.9%	6,104	6.3%	5.8%
Investments	15,282	15,615	(2.1)%	(333)	1.9%	2.1%
Fixed	580,990	533,880	8.8%	47,110	73.2%	70.9%
Intangible	11,976	36,121	(66.8)%	(24,145)	1.5%	4.8%
	658,352	629,616	4.6%	28,736	83.0%	83.6%
	793,375	**752,967**	**5.4%**	**40,408**	**100.0%**	**100.,0%**

			Horizontal Analysis		Vertical Analysis	
	2014	**2013**	**%**	**Reais**	**2014**	**2013**
Liability						
Current						
Suppliers	25,924	27,922	(7.2)%	(1,998)	3.3%	3.7%
Loans	31,523	18,744	68.2%	12,779	4.0%	2.5%
Commercial Lease Operations	42	38	10.5%	4	0.0%	0.0%
Income tax and current social contribution	657	659	(0.3)%	(2)	0.1%	0.1%
Taxes and contributions	10,796	10,938	(1.3)%	(142)	1.4%	1.5%
Proposed dividends	-	9,301	(100.0)%	(9,301)	0.0%	1.2%
Wages, vacation, charges and profit sharing	5,489	4,806	14.2%	683	0.7%	0.6%
Pension plan and health insurance	2,115	1,912	10.6%	203	0.3%	0.3%
Other payable accounts and expenses	6,113	5,691	7.4%	422	0.8%	0.8%
	82,659	80,011	3.3%	2,648	10.4%	10.6%
Liabilities associated to Assets held for sale	-	2,514	(100.0)%	(2,514)	0.0%	0.3%
	82,659	82,525	0,2%	134	10.4%	11.0%
Non-Current						
Loans	319,322	248,867	28.3%	70,455	40.2%	33.1%
Commercial leasing	148	171	(13.5)%	(23)	0.0%	0.0%
Deferred income tax and social contribution	8,052	23,206	(65.3)%	(15,154)	1.0%	3.1%
Pension plan and health insurance	43,803	27,541	59.0%	16,262	5.5%	3.7%
Court proceedings provision	4,091	2,918	40.2%	1,173	0.5%	0.4%
Area demobilization provision	21,958	16,709	31.4%	5,249	2.8%	2.2%
Other payable accounts and expenses	2,620	1,696	54.5%	924	0.3%	0.2%
	399,994	321,108	24.6%	78,886	50.4%	42.6%
Net equity						
Share capital paid	205,432	205,411	0.0%	21	25.9%	27.3%
Capital additional contribution	(646)	737	(187.7)%	(1.383)	(0.1)%	0.1%
Profit reserves	127,438	149,036	(14.5)%	(21,598)	16.1%	19.8%
Adjustments to equity valuation	(23,376)	(7,244)	222.7%	(16,132)	(2.9)%	(1.0)%
	308,848	347,940	(11.2)%	(39,092)	38.9%	46.2%
Non-controlling Shareholders interests	1,874	1,394	34.4%	480	0.2%	0.2%
	310,722	349,334	(11.1)%	(38,612)	39.2%	46.4%
	793,375	**752,967**	**5.4%**	**40,408**	**100.0%**	**100.0%**

Following analysis of changes to the lines representing more than 2% of the group they belong to in 2014 and which have varied more than 10% compared to previous year. Additional analyzes of variations can be inserted in the explanations below, if the Company consider it as relevant based on the financial statements.

Review of Consolidated Assets – 2014 x 2013:

Cash and cash equivalent/Securities

BRL$ 22,729 million increase due to:

- 11% Increase in operating cash flow, mainly caused by the increase in Gross profit and reducing inventory;
- Increased volume of funding operations in 2014, net of depreciation, in particular the issuance of notes in the capital market in the amount of US$ 13.6 billion, in addition to long-term funding in the banking market in Brazil and abroad;
- Investments in Company's business down by 17%, in particular the decrease in Investments in the downstream area and in the E&P;
- Higher proceeds from sale of assets, especially receipts from the sale of Petrobras Energia Peru, Brazil PCH, Innova and Gasmig; and
- partially offset by the sale of the total participation in the offshore project Parque das Conchas (BC-10) and 50% of assets in Africa, in addition to Coulomb fields in the United States and Gila in the Gulf of Mexico occurred in 2013.

The cash flows statement, an integral part of the Financial Statements 2014 presents information related to the reported increase.

Inventory

The decrease in the value of inventory in the amount of BRL$ 2,867 million, mainly reflects the reduction in unit costs of oil and oil products, due to the behavior of international quotes, with drop in brent value by 9%, and also the lower volumes imports of oil products, partially offset by increased volume of oil and by-products stored in refineries due to higher production.

Assets held for sale

Assets held for sale at the end of 2013 in the amount of BRL$ 5,638 million, accounted for sales subject to conditions precedent and were carried out during 2014. Balance on December 31, 2014 in the amount of BRL$ 13 million, relates to PI, PIII, PIV, PV drilling rigs and PXIV platform, presented in the exploration and production segment.

The sales values and the results compiled in each disposed asset are described in Note 10 to the Financial Statements 2014.

Accounts receivables, net – Non-current

Increase due to supply fuel oil, natural gas and other products to some eletricity companies located in the northern region of Brazil (isolated eletricity system) in financial difficulties because of funds transferred from the Fuel Consumption Account (Conta de Consumo de Combustível - CCC) have not been able to honor its debts, which is the reason why the Company entered into a debt acknowledgement agreement with subsidiaries of Eletrobras in the amount of BRL$ 8.6 billion, of which BRL$ 6.1 billion have real guarantee.

Whereas the debt acknowledgment contracts will be paid in 120 monthly installments, therefor it was reclassified to non-current assets, partially offset by losses on doubtful accounts.

For details, refer to Note 8.4 to the Financial Statements for the year 2014.

Other long term assets – Non-current

BRL$ 4,138 million increase that reflects specially the following factors:

- Record of PIS and COFINS amounts unduly paid on financial revenue in the period from February 1999 to December 2002, which lawsuit was filed in 2005. The Company recognized in September 2014 the amount of BRL$ 2,177 million (being BRL$ 820 million on other net expenses and BRL$ 1,357 million on net financials), after the right to recovery has been recognized definitively, completion of the amount verification and documents which allowed the application for judicial settlement, as described in Note 30 of the financial statements of year 2014; and
- BRL$ 2,166 million increase of prepaid expenses with chartered platforms, including floating production units (FPSO), as well as equipment rental, mainly in the fields of Lula, Sapinhoá, Roncador and Bauna.

Fixed assets

BRL$ 47,521 million increase in fixed assets is due mainly to the following events:

- BRL$ 77,101 million Capex, with special attention in E&P segments in Brazil, in particular with development and production projects;
- A total amount of BRL$ 24,419 million transferred from intangible assets, related to the Assignment for Consideration Agreement, signed in 2010 between Petrobras and the Federal Government (transferor) and the National Agency of Petroleum, Natural Gas and Biofuels - ANP as a regulator and oversight, for the closure of the exploratory phase in the year 2014.

These effects were partially offset by:

- Disposal by constitution of impairment in the amount of BRL$ 44,537 million, which especially reflects the assessment of impairment of assets related to refining, exploration and production and petrochemical, resulting from changes in the Company's business scenario. For more information, see Note 14 to the financial statements of December 31, 2014;

- Disposal of BRL$ 6,194 for additional expenses improperly capitalized, as reported in Note 3 to the financial statements for the year 2014, related to "Operação Lava Jato";

- Disposal of BRL$ 2,825 million for the end of the investment projects for implementation of the Premium I and Premium II refineries.

These transactions and other are shown below (in millions of reais):

Balance on December 31, 2013	**533,880**
Add-ons	77,701
Constitution/review of demobilization estimate of areas	5,096
Capitalized interests	8,431
Disposals	(9,922)
Disposal of additional expenses improperly capitalized	(5,792)
Transfers (***)	34,752
Depreciation, amortization and depletion	(30,161)
Impairment - constitution	(44,589)
Impairment - reversal	52
Foreign currency translation	11,542
Balance on December 31, 2014	**580,990**

Intangible Assets

The reduction of 67% compared to December 31, 2013 includes the amount of BRL$ 24,419 million, linked to the Assignment for Consideration Agreement that due to the Commercialization Statement of the remaining blocks and consequent closure of the exploratory phase, was reclassified from Intangible Assets to Fixed Assets, as described in Note 12.3 to the Financial Statements for the year 2014.

Review of Consolidated Liabilities – 2014 x 2013– 2014 X 2013:

Suppliers

The reduction of BRL$ 1,998 million, is mainly due to the fall in the price of commodities purchased in the international market, as well as the reduction in the volume acquired at the end of the year, partially offset by the depreciation of the Real against the major currencies in the world.

Loans

Total debt increased by 31% compared to Dec 31/2013, due to long-term funding and the impact of exchange rate depreciation of 13.4%. Comments on main funding are presented in item 10.1, f, i of this form and information additional are available in Note 17 to the Financial Statements of the year 2014.

Proposed dividends

Regarding the year 2014, there was no distribution of dividend proposed by the Board of Directors.

Pension plan and health insurance – Current and Non-current

Net actuarial liabilities reached BRL$ 45,918 million on December 31, 2014, 56% higher than the balance of December 31, 2013 (BRL$ 29,453 million), arising from actuarial loss (BRL$ 13,724 million) and the cost of the service and interest (BRL$ 4,773 million), partially offset by contribution payments (BRL$1,999 million).
More information is available in note 22 to the Financial Statements for the year 2014.

Area demobilization provision

The increase of BRL$ 5,249 million compared to the balance on Dec 31/2013 reflects the transactions shown below (in millions of reais):

Non-current liabilities	**2014**	**201**
Opening balance	16,709	19,2
Adjustment to provision	6,196	(2,05
Payments made	(1,603)	(1,09
Interest accrued	475	4
Others	181	1
Closing balance	**21,958**	**16,7**

The main causes that justified the increase in the estimate of the review in 2014 were revisions in the daily rates of offshore rigs and average run time for the abandonment of wells and facilities and the variation in the exchange rate.

Liabilities associated to Assets held for sale

The balance of BRL$ 2,514 million on December 31, 2013 represented liabilities associated to Assets held for sale, corresponding to sales subject to conditions precedent held throughout 2014.

10.2. The officers must comment on

a. the issuer's operations results, particularly:

i. description of any important revenue components

Our revenues originate from:

- Local sales consisting of sales of oil products (such as diesel, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), Natural Gas, biofuels, electricity and petrochemical products;
- Export sales, which consist primarily of sales of crude oil and oil products;
- International Sales (excluding sales for export), consisting of sales of oil, Natural Gas and oil products that are purchased, produced and refined abroad; and
- Other revenues, including services, income from Investments and foreign exchange gains.

ii. factors that affected the operating results materially

The main factors that materially affect the consolidated operating result by comparing 2014 and 2013 were :

- Increase in impairment;
- Disposal of additional expenses improperly capitalized as part of "Operação Lava Jato";
- Lower export of by-products (15%);
- Effect of exchange rate depreciation on expenditures for imports and government participation;
- Higher spending on acquisition of electricity due to the increase of the settlement price of differences - PLD;
- Increased provision for losses on receivables from electricity sector;
- Further disposals of values, related to the construction of the Premium I and II refineries;
- Provision for Voluntary Retirement Program;
- Increased provision for abandonment of areas;
- Higher prices in sales of products in domestic market due to diesel and gasoline increases and the effect of exchange rate depreciation (9%) on the prices of by-products linked to the International market, as well as higher energy prices and Natural Gas;
- Increased volume of exported oil; and
- lower net financial expense.

b. variations in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes, and the introduction of new products and services

Sales revenues relating to exports and revenues sales in the domestic market of derivatives parameterized to the International market are influenced by exchange rate fluctuations and changes in international oil quotes.

MAIN QUOTES AND AVERAGE PRICES

	2014	2013	2014 x 2013 (%)
Quotes			
Brent (US$/bbl)	98.99	108.66	(9)
Dollar average selling price (BRL$)	2.35	2.16	9
Dollar final selling price (BRL$)	2.66	2.34	13
Selic - Average rate (%)	10.86	8.19	3
Average price indicators			
Basic derivative - Domestic market (BRL$/bbl)	226.52	209.17	8
Selling price - Brasil			
. Oil (US$/bbl) *	87.84	98.19	(11)
. Natural Gas (US$/bbl)	47.93	47.68	1
Selling price - International			
. Oil (US$/bbl)	82.93	89.86	(8)
. Natural Gas (US$/bbl)	21.18	21.08	-

* Average of exports and internal transfer prices from E&P area to Downstream area.

Sales volume variations in thousand barrels / day :

	2014	2013	2014 x 2013 (%)
Diesel	1,001	984	2
Gasoline	620	590	5
Fuel oil	119	98	21
Naphtha	163	171	(5)
LPG	235	231	2
Jet fuel	110	106	4
Others	210	203	3
Total oil products	2,458	2,383	3
Ethanol, nitrogen fertilizers, renewables and other products	99	91	9
Natural gas	446	409	9
Total domestic market	**3,003**	**2,883**	4
Exports	393	395	(1)
International sales	571	514	11
Total international market	**964**	**909**	6
Total	**3,967**	**3,792**	5

c. the impact of inflation, of the variation in the prices of the main input and products, and of the

Operating Income

The main impacts on operating income, in the aforementioned variables were:

Products - higher prices in sales of products in domestic market due to diesel and gasoline adjustments and effect of exchange rate depreciation (9%) on the prices of by-products linked to the International market, as well as higher energy prices and Natural Gas;

Inputs - effect of exchange rate depreciation on expenditures for imports and government interest and higher spending on acquisition of electricity due to the increase of the settlement price of differences – PLD.

Net finance expense

The main impacts in the aforementioned variables were:

- A decrease in foreign exchange variation charges on lower net liabilities in U.S. dollar;
- Foreign exchange gain attributable to the appreciation of the U.S. dollar compared to other currencies, mainly against the Euro;
- Inflation indexation gains on a contingent asset with respect to undue taxes paid on finance income – PIS and COFINS from February 1999 to December 2002; and
- Inflation indexation on debt confession agreements related to receivables of electricity sector.

Those effects were partially offset by higher interest expenses resulting from an increase in the Company's finance debt.

	2014	2013	2014 X 2013
Exchange and monetary variation w/o net debt (*)	(1,420)	(3,648)	2,228
Indebtness expense	(15,817)	(11,878)	(3,939)
Revenue from financial investments and government securities	2,364	2,784	(420)
Net financials over net debt	(14,873)	(12,742)	(2,131)
Capitalized financial charges	8,450	8,500	(50)
Gain (loss) with derivative instruments	837	(408)	1,245
Securities result	(94)	(217)	123
Other expenditures and net financial revenue	(394)	(732)	338
Other net exchange and monetary variation	2,174	(603)	2,777
Net financials	(3,900)	(6,202)	2,302
Revenue	4,634	3,911	723
Expenditure	(9,255)	(5,795)	(3,460)
Exchange and monetary variation, net	721	(4,318)	5,039
	(3,900)	(6,202)	2,302

(*)Includes monetary variation on loans in domestic currency to the US dollar variation.

10.3. The officers must comment on the relevant effects the following events have caused or are expected to cause on the issuer's financial statements and results:

a. introduction or transfer of operating segment

No changes compared to 2013.

b. Constitution, acquisition or disposal of equity interest

i. Disposal

Brasil PCH S.A.

On June 14, 2013, Petrobras entered into an agreement with Cemig Geração e Transmissão S.A. (which subsequently assigned the sale and purchase contract to Chipley SP Participações) for the disposal of its entire equity interest in Brasil PCH S.A., equivalent to 49% of its voting stock, for a consideration of BRL$ 650 million, before contractual price adjustments.

On February 14, 2014, the remaining conditions precedent for this transaction were met and the disposal was concluded for a total amount of BRL$ 711 million, after contractual price adjustments. A pre-tax gain of BRL$ 646 million was recognized in other income.

Petrobras Colombia Limited (PEC)

On September 13, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Petrobras Colombia Limited (PEC), a subsidiary of Petrobras International Braspetro B.V. (PIB BV), to Perenco Colombia Limited, for a consideration of US$ 380 million, subject to price adjustments through the close of the transaction.

On April 30, 2014 the transaction was concluded, the respective assets and liabilities were transferred to Perenco and a US$ 101 million gain was recognized in other income.

UTE Norte Fluminense S.A.

On April 11, 2014 Petrobras disposed of its 10% interest in Usina Termelétrica Norte Fluminense (UTE - NF) to Électricité de France (EDF) for BRL$ 182 million. A BRL$ 83 million gain was recognized in other income. There are no precedent conditions to the transaction.

Transierra S.A.

On August 5, 2014, Petrobras disposed of its 44.5% interest in Transierra S.A. to Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) for US$ 107 million. A US$ 32 million gain was recognized in other income. There are no precedent conditions to the transaction.

Innova S.A.

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Innova S.A. to Videolar S.A. and its controlling shareholder at a consideration of BRL$ 870 million, subject to certain condition precedent, such as approval by the Brazilian Antitrust Regulator (Conselho Administrativo de Defesa Econômica – CADE).

On October 1, 2014 the Brazilian Antitrust Regulator (Conselho Administrativo de Defesa Econômica – CADE) approved the purchase of Innova S.A by Videolar S.A with restrictions. The approval of the transaction was conditioned on the fulfillment of a set of measures set out in the Merger Control Agreement (Acordo em Controle e Concentrações – ACC) entered into by the antitrust agency and the merging parties.

On October 30, 2014 the transaction was concluded as set out in the sales and purchase agreement and a BRL$ 145 million gain was recognized in other income.

Petrobras Energia Peru S.A.

On November 12, 2013, the Board of Directors of Petrobras approved the disposal of 100% of Petrobras Energia Peru S.A. by Petrobras de Valores International de España S.L. – PVIE and Petrobras International Braspetro B.V. – PIB BV to China National Petroleum Corporation (CNPC), for BRL$ 2,643 million, subject to price adjustment through the close of the transaction. Price adjustments are being calculated, pursuant to the sales and purchase agreement.

In November 2014 the conditions precedent for the transaction were met. The conditions included approval by the Chinese and Peruvian governments, and compliance with the procedures under their "Joint Operating Agreement" (JOA). A US$ 1,304 million pre-tax gain was recognized in other income, US$ 869 million net of income taxes of US$ 435 million.

Companhia de Gás de Minas Gerais

On July 18, 2014, the Board of Directors of Petrobras approved the disposal of its 40% interest in Companhia de Gás de Minas Gerais (Gasmig) to Companhia Energética de Minas Gerais (Cemig).

On October 10, 2014 the conditions precedent were met and the transaction was concluded for BRL$ 571 million. A BRL$ 172 million a gain was recognized in other income.

c. unusual events or operations

In 2009, the Brazilian Federal Police sparked an investigation referred to as "Operação Lava Jato", aiming to investigate money laundering practices by criminal organizations in several Brazilian states. "Operação Lava Jato" is an extremely extensive investigation regarding various criminal practices and is being held through various task forces, whose scope involves crimes committed by agents acting on various parts of the country and different sectors of the economy.

According to statements obtained in criminal investigations in progress by the Brazilian authorities, which have been made public as of October 2014, Petrobras senior executives entered into collusion with contractors, suppliers and other stakeholders to design and implement an illegal cartel scheme that between 2004 and April 2012, systematically imposed additional costs on fixed asset purchases by the Company. Two former directors of the Company and a former executive manager, who do not work for Petrobras since April 2012, were involved in improper payments scheme and will be treated below as "former employees of Petrobras." The amounts paid by the Company were additionally used by contractors, suppliers and intermediaries acting on behalf of these companies to finance undue payments to political parties, elected officials or other political agents, contractors and suppliers of employees, former employees of Petrobras and others involved in the scheme of undue payments. The Company has not made any overpayment.

As a consequence, the Company recognized in the third quarter 2014 a disposal in the amount of BRL$ 6,186 million of capitalized expenses, related to amounts that Petrobras paid additionally in acquiring fixed assets in prior periods.

Additional information about "Operação Lava Jato" and its effects on the Company, the approach adopted for adjustment of assets made by the additional expenses, among other information, are described in Note 3 of the financial statements of December 31, 2014, while note 30 provides information on collective actions (class actions), with claims involving allegations from the operation. The approaches considered by the Company, but not adopted, are described in Note 5.8.2.

Such class actions do not specify the amount of the alleged damage. Once the actions are in a very preliminary stage, the possible loss or range of possible values of potential losses arising from the proceedings, if any, cannot be estimated.

10.4. The officers must comment on:

a. significant changes made to accounting practices

There were no meaningful changes in accounting practices in 2014.

b. significant effects of the changes made to accounting practices

There was no change, according to item a.

c. exceptions and highlights in the auditor’s opinion

The independent auditors' report dated of April 22, 2014 indicated aspects related to the preparation basis and effects of "Operação Lava Jato".

Regarding the effects of "Operação Lava Jato", the Company admits the uncertainty involved in the estimation methodology and will continue to monitor the results of investigations in progress.

If there is availability of other information relating to improper payments scheme and if reliable information indicating with sufficient precision that the estimates used should be adjusted, we will evaluate if the adjustment is material, and, if so, recognize it.

As to the basis for the preparation of individual information, the balance of deferred assets was fully amortized due to its immateriality.

10.5. The officers must name and comment on the critical accounting policies the issuer has adopted, exploring, particularly, accounting estimates made by the management regarding uncertain and relevant issues for the description of the financial status and the results, which require subjective or complex judgment, such as contingency provisions, acknowledgment of the revenue, tax credits, long-lasting assets, noncurrent asset useful life, pension plans, conversion adjustments made in foreign currency, environmental recovery costs, criteria used to test asset and financial instrument recovery

The preparation of the consolidated financial information requires the use of estimates and judgments for certain transactions and their impacts on assets, liabilities, income and expenses. The assumptions are based on past transactions and other relevant information and are periodically reviewed by Management, although the actual results could differ from these estimates.

Information about those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting practices and that could materially affect the Company's financial condition and results of operations are set out following.

Oil and gas reserves

Oil and gas reserves are estimated based on economic, geological and engineering information, such as well logs, pressure data and drilling fluid sample data and are used as the basis for calculating unit-of-production depreciation, depletion and amortization rates and for impairment tests.

These estimates require the application of judgment and are reviewed at least annually, or on an interim basis if objective evidence of significant changes becomes available based on a re-evaluation of already available geological, reservoir or production data and new geological, reservoir or production data, as well as changes in prices and costs that are used in the estimation of reserves. Revisions can also result from significant changes in the Company's development strategy or in the production capacity of equipment and facilities.

The Company determines its oil and gas reserves both pursuant to the SEC criteria and to the ANP/SPE (Brazilian Agency of Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers) criteria. The main differences between the two criteria are: selling price of crude oil, improved recovery criteria, undrilled acreage limits, fluid contacts limits, definitions for analog reservoir used for reserves estimates and the concession period in Brazil. Only proved reserves are determined pursuant to the SEC criteria, while proved and unproved reserves are determined pursuant to the ANP/SPE criteria.

According to the definitions prescribed by the SEC proved oil and gas reserves are the estimated quantities which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic, operating conditions (i.e., prices and costs as of the date the estimate is made) and government regulations. Proved reserves can be further

subdivided into developed and undeveloped reserves.

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Although the Company is reasonably certain that proved reserves will be produced, the timing and amount recovered can be affected by a number of factors including completion of development projects, reservoir performance, regulatory aspects and significant changes in long-term oil and gas price levels.

Other information about reserves is presented as supplementary information.

a) Oil and gas reserves: depreciation, depletion and amortization

Depreciation, depletion and amortization are measured based on estimates of reserves prepared by the Company's technicians in a manner consistent with SEC definitions. Revisions to the Company's proved developed and undeveloped reserves impact prospectively the amounts of depreciation, depletion and amortization recognized in the statement of income and the carrying amounts of oil and gas properties assets.

Therefore all other variables being equal, a decrease in estimated proved reserves would increase, prospectively, depreciation, depletion and amortization expense, while an increase in reserves would reduce depreciation, depletion and amortization.

See notes 4.8 and 12.2 for more detailed information about depreciation, amortization and depletion.

b) Oil and gas reserves: impairment testing

The Company assesses the recoverability of the carrying amounts of oil and gas exploration and development assets based on their value in use, as defined in note 4.10. In general, analyses are based on proved reserves and probable reserves pursuant to the ANP/SPE definitions.

The Company performs asset valuation analyses on an ongoing basis as a part of its management program by reviewing the recoverability of their carrying amounts based on estimated volumes of oil and gas reserves, as well as estimated future oil and natural gas prices.

Oil and gas exploration and production assets are tested annually for impairment, irrespective of whether there is any indication of impairment.

The markets for crude oil and natural gas have a history of significant price volatility and although prices will occasionally drop precipitously, industry prices over the long term will continue to be driven by market supply and demand fundamentals. The impairment tests that the Company performs make use of its long-term price assumptions used in its planning and budgeting processes and its capital expenditure decisions, which are considered reasonable estimates, given market indicators and experience. When determining the value in use of those assets, short-term price volatility affects the cash flow estimates for the first years.

Lower future oil and gas prices, when considered long-term trends, as well as negative impacts of significant changes in reserve volumes, production curve expectations, lifting costs or discount rates could trigger the need for impairment assessment.

See notes 4.8 and 12 for more detailed information about oil and natural gas exploration and development assets.

Pension and other post-retirement benefits

The actuarial obligations and net expenses related to defined benefit pension and health care post-retirement plans are computed based on several financial and demographic assumptions, of which the most significant are:

- Discount rate: comprises the projected future inflation in addition to an equivalent real interest rate that matches the duration of the pension and health care obligations with the future yield curve of long-term Brazilian Government Bonds; and

- Medical costs: comprise several projected annual growth rates based on per capita health care benefits paid over the last five years, which are used as a basis for projections, decreasing gradually over 30 years, to converge with a general price inflation index.

These and other estimates are reviewed at least annually and may differ materially from actual results due to changing market and financial conditions, as well as actual results of actuarial assumptions.

The sensitivity analysis of discount rates and changes in medical costs as well as additional information about actuarial assumptions are set out in note 22.

Estimates related to contingencies and legal proceedings

The Company is a defendant in numerous legal proceedings involving tax, civil, labor, corporate and environmental issues arising from the normal course of its business for which estimates are made by Petrobras of the amounts of the obligations and the probability that an outflow of resources will be required. Those estimates are based on legal counsel and Management's best estimates.

See note 30 for more detailed information about contingencies and legal proceedings.

Dismantling of areas and environmental remediation

The Company has legal and constructive obligations to remove equipment and restore onshore and offshore areas at the end of operations at production sites. Its most significant asset removal obligations involve removal and disposal of offshore oil and gas production facilities in Brazil and abroad. Estimates of costs for future environmental cleanup and remediation activities are based on current information about costs and expected plans for remediation.

These estimates require performing complex calculations that involve significant judgment because the obligations are long-term; the contracts and regulations contain subjective descriptions of what removal and remediation practices and criteria will have to be met when the events actually occur; and asset removal technologies and costs are constantly changing, along with political, environmental, safety and public relations considerations.

The Company is constantly conducting studies to incorporate technologies and procedures seeking to optimize the operations of abandonment, considering industry best practices. However, the timing and amounts of future cash flows are subject to significant uncertainty.

See notes 4.13 and 20 for more detailed information about the decommissioning provisions.

Fair value of derivative financial instruments

Derivative financial instruments are measured at fair value in the financial statements. Fair value measurement requires judgment related to the availability of identical or similar assets quoted in active markets or otherwise the use of alternate measurement models that can become increasingly complex and depend on the use of estimates such as future prices, long-term interest rates and price indices (inflation indices).

See notes 4.3.5 and 33 for more detailed information about derivative financial instruments.

Hedge accounting

Identifying hedging relationships between hedged items and hedging instruments (derivative financial instruments and non-derivative financial instruments, such as long-term debt) requires critical judgments related to the existence of the hedging relationship and its effectiveness. In addition, the Company continuously assesses the alignment between the hedging relationships identified and the objectives and strategy of its risk management policy.

Adjustments arising from "Operação Lava Jato" - Estimate methodology

As described in Note 3, the Company disposed the amount of BRL$ 6,194 (BRL$ 4,788 in the Parent Company) million in the third quarter of 2014 related to capitalized costs representing amounts paid in the acquisition of fixed assets in previous years.

To account for these adjustments, the Company developed a methodology described in Note 3. Petrobras admits the uncertainty involved in that estimation methodology and therefore developed a sensitivity analysis (described in Note 3) and will continue to monitor the results of investigations in progress and the availability of other information relating to improper payments scheme and, if any reliable information indicating with sufficient precision that the estimates that the Company used must be adjusted, we will evaluate if the adjustment is material; and if so, we will recognize it.

However, as already discussed, the Company believes to have used the most appropriate methodology to determine the values of capitalized overpayments and there is no evidence that indicates the possibility of a material change in the amounts disposed.

Identifying cash-generating units for impairment testing

Identifying cash-generating units (CGU's) requires management assumptions and judgment, based on the Company's business and management model, and may significantly impact the results of the impairment tests of long-lived assets. The assumptions set out below have been consistently applied by the Company:

- Exploration and Production CGU's: producing properties: oil and natural gas producing properties comprised of a group of exploration and development assets.

- Refining, transportation and marketing CGU's: i) Downstream CGU: a single CGU comprised of all refineries and associated assets, terminals and pipelines, as well as logistics assets operated by Transpetro. This CGU was identified based on the concept of integrated optimization and performance

management, which focus on the global performance of the CGU, allowing a shift of margins from one refinery to another. Pipelines and terminals are an integral part and interdependent portion of the refining assets, required to supply the market. Complexo Petroquímico do Rio de Janeiro (Comperj) and the second refining unit of Refinaria Abreu e Lima (RNEST) are both under construction and have been removed from the Downstream CGU in the quarter ended December 31, 2014 and assessed for impairment individually, as set out in note 14; ii) Petrochemical CGU: petrochemical plants from ***PetroquímicaSuape*** and ***Citepe***; and iii) Transportation CGU: the transportation CGU is comprised of the Transpetro's fleet vessels.

- Gas & Power CGU's: i) Natural gas CGU: comprised of natural gas pipelines, natural gas processing plants and fertilizers and nitrogen products plants. A fertilizers plant under construction, ***Unidade de Fertilizantes Nitrogenados III*** (UFN III), has been excluded from this CGU, as set out note 14; and ii) Power CGU: thermoelectric power generation plants.

- Distribution CGU: comprised of the distribution assets related to the operations of Petrobras Distribuidora S.A.

- Biofuels CGU's: i) Biodiesel CGU: group of assets that comprise the biodiesel plants. This CGU comprises an integrated unit of the biodiesel plants and is defined based on the production planning and operation process, considering domestic market conditions, the production capacity of each plant, as well as the results of biofuels auctions and raw materials supply; and ii) Ethanol CGU: comprised of investments in associates and joint ventures in the ethanol sector.

- International CGU: i) International exploration and production CGU: this CGU comprises the oil and natural gas producing properties, including exploration and development assets, outside Brazil; ii) other operations of the international business segment: smallest identifiable group of assets that generates largely independent cash inflows.

In 2014, new circumstances led the Company Board to reassess some of its ongoing projects. Such circumstances include: i) decline in oil prices; ii) depreciation of the real, which increases the need for cash to comply with foreign currency debt in the short term; iii) difficulties of access to capital markets; and iv) insolvency of contractors and suppliers, with lack of available qualified suppliers in the market (as a result of investigations of "Operação Lava Jato" or other reasons).

Other information are reported in notes 4.10 and 14 to the Financial Statements for the year 2014.

10.6. Regarding the internal controls adopted to ensure reliable financial statements are prepared, the officers must comment on:

a. degree of effectiveness of internal controls, indicating any deficiencies and remedial measures

The Management of Petróleo Brasileiro S.A. – Petrobras and its subsidiaries ("the Company") is responsible for establishing and maintaining effective internal control over financial reporting and for its assessments of the effectiveness of internal control over financial reporting.

The Company's internal control over financial reporting is a process designed by, or under the supervision of, the Audit Committee of the Company's board of directors, the Chief Executive Officer and the Chief Financial Officer and effected by the Company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of the preparation and publication of financial reports and the preparation of consolidated financial statements for external purposes in accordance with IFRS, as issued by the IASB.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment and criteria, and due to the material weaknesses described below, Management concluded that as of December 31, 2014, the Company's internal control over financial reporting was not effective.

Notwithstanding those material weaknesses, Management believes that the consolidated financial statements fairly present, in all material respects, the Company's financial condition and results of operations at and for the periods presented, and the impact of all facts known to Management to date has been reflected in the consolidated financial statements.

Material weaknesses

A material weakness is a control deficiency, or a combination of control deficiencies, that results in a more than remote possibility that a material error in the financial statements is not prevented or detected on a timely basis.

During Management's assessment of internal control over financial reporting for the year ended December 31, 2014, it identified the following material weaknesses:

Management override of controls

Management identified certain decisions, specifically relating to the Company's large investment projects in the Exploration and Production, Refining, and Gas and Power business segments, that were made in violation of its existing internal controls over the process of contracting of services. The internal controls over contracting of services include procedures such as the Petrobras Contracting Manual (***Manual da Petrobras de Contratação*** – MPC) and the Investment Projects Corporate System (***Sistemática Corporativa de Projetos de Investimento***). This set of rules and corresponding controls are applicable to all of the Company's employees in all of its operations. However, in some contracting processes, one or more senior managers, together with third parties (namely, some of the suppliers involved in the construction projects), colluded to eliminate, infringe upon, override or circumvent these controls, which resulted in the commission of wrongful acts contrary to the Company's interests.

Management considers these acts a material weakness, for which the Company has adopted and implemented various remedial measures, including:

- The Company updated its procurement guidelines and corporate procedures, which now expressly require analysis of price proposals submitted by bidders, and a comparison with the latest internal reference prices. It also improved controls on the review of service contracts, prior to completion of the bidding process, with respect to their economic/financial, tax, technical and legal terms.

- The Company also reviewed its Corporate System for Investment Projects, which now requires detailed terms for the duration and cost of projects from the start of the hiring process for construction and assembly services. To maintain independent decision-making, project assessment is now carried out by an Investment Committee composed of representatives from various business areas.

- The Company has improved systematic monitoring of the physical and financial execution of its major investment projects, which is now carried out by business areas in the Exploration and Production, Refining, and Gas and Energy segments. The results of this monitoring is now reviewed on a centralized and integrated basis to facilitate the planning and control of these projects.

- In November 2014, the Company's board of directors approved the creation of a new Governance, Risk and Compliance Department, the duties of which include ensuring that Petrobras's procedures and guidelines are being observed, followed and respected by Management and employees, with respect to operations conducted in all segments in which the Company operates, in Brazil and abroad. The selection process for the Chief Governance, Risk and Compliance Officer was conducted by an independent company that sought professionals renowned for their experience in the field. The Chief Governance, Risk and Compliance Officer will serve for a three-year term, which may be renewed, and such officer can only be removed by the majority of the board of directors, including the vote of at least one director appointed by either the minority shareholders or the preferred shareholders. The creation of a Governance, Risk and Compliance Department and the reflection of its work into the Company's highest levels of decision-making demonstrates the firm commitment of senior management to the execution and monitoring of compliance programs (tone at the top).

- To improve controls and compliance in the Company's decision-making, it has implemented measures to improve its governance system aiming to ensure legal and procedural compliance and mitigate risks, including those related to fraud and corruption. In this regard, the board of executive officers approved a Bribery Prevention Program (***Programa Petrobras de Prevenção da Corrupção*** – PPPC), which is in line with the internal control requirements of the 2013 Brazilian anti-corruption law (Law No. 12,846/2013). The manual of the PPPC has been circulated to the Company's stakeholders, both internal and external, and the mechanisms described in the manual to prevent fraud and corruption are monitored and periodically evaluated for their efficiency and effectiveness. The Company's main control and compliance measures are focused on ensuring

compliance with Petrobras's Code of Ethics and Conduct Guide in all acts of senior management and employees, with specific guidelines for processes related to the contracting of services, segregation of duties and the adequacy of the process for assessment of the integrity of parties with whom the Company works (customers, suppliers and operational partners, consultants and any agents), among others.

- The Company's board of executive officers also approved the Petrobras Conduct Guide, which contains the guidelines to implement the Petrobras Code of Ethics. Petrobras's Conduct Guide establishes the basic rules for ethical behavior and professional conduct to be adopted within the Company, providing objective conduct guidelines relating to handling business information, fraud and corruption, nepotism, conflicts of interest, receiving gifts and hospitality packages and use of digital media, among others. It applies to members of the board of directors, fiscal council, board of executive officers, general managers and employees, and contains an explicit requirement that employees of suppliers comply with the Conduct Guide.

- The Company has taken measures to improve its internal hot line for receiving and handling complaints, including the implementation of a single channel that preserves anonymity and the commitment to non-retaliation against whistleblowers, as expressed in its Bribery Prevention Program Manual. The complaint investigation process has been refined and it is now standard that in cases involving suspected fraud and corruption, internal commissions (***Comissões Internas de Apuração*** – CIA) must be composed of representatives from the Company's Corporate Security (***Segurança Empresarial)***, Internal Audit (***Auditoria Interna)*** and Legal (***Jurídico***) areas, which confers independence to the process.

- In 2014, the Company launched training programs for its workforce in the prevention of fraud and corruption, which involve classroom courses, lectures and remote learning. All employees who join the Company must undergo training in its Code of Ethics, Bribery Prevention Program Manual and Conduct Guide.

- The Company reviewed Petrobras's Disciplinary Regime (***Regime Disciplinar da Petrobras***) and constituted a Correction Committee (***Comitê de Correição***), under the direction of the Chief Governance, Risk and Compliance Officer, in order to guide, standardize and monitor the implementation of disciplinary actions in cases related to fraud or corruption within Petrobras.

Specifically in relation to alleged improper practices committed by former Petrobras personnel, (i) the Company has established several internal commissions to investigate instances of possible non-compliance with corporate rules, procedures or regulations, and to support administrative measures and review procedures; (ii) the Company has been cooperating fully with the Brazilian authorities, and has been providing support and clarifications to the Brazilian Federal Police (***Polícia Federal***), the Brazilian Federal Public Prosecutor's Office (***Ministério Público Federal***), the Brazilian Judiciary, and other Brazilian authorities, since the Company is playing an important role in collaborating with these and other authorities; (iii) the Company has engaged two independent law firms, one Brazilian and one American, with the support of an international company specialized in this area, to conduct an independent internal

investigation regarding the nature, extent and impact of the actions that may have been committed against the Company.

In December 2014, the board of directors approved the formation of a Special Committee to serve as a reporting line with respect to the investigations led by the firms conducting the independent internal investigation. The Special Committee is composed of three members: two independent individuals from outside the Company, a Brazilian and a non-Brazilian member, with notable technical expertise, in addition to Petrobras's Chief Governance, Risk and Compliance Officer.

While the internal and external investigations are ongoing, the Company is taking the necessary legal measures to seek compensation for the damages it has suffered, including those related to its reputation.

Property, plant and equipment

Changes in business circumstances prompted a review of the Company's planned and ongoing investment projects and ultimately led Management to postpone or terminate certain construction and assembly contracts, resulting in termination costs. Management has confirmed that some of the payments advanced to suppliers, based on the terms of contracts and guarantees that had not yet been fully performed, may not be realizable within timeframes considered to be reasonable, without the Company's internal controls having identified possible risks arising from the economic and financial condition of such suppliers in light of recent project postponements, in addition to the need to make provisions for the termination of contracts. These matters have been properly recorded and accounted for in the financial statements for the period.

As a remedial measure for this deficiency, Management approved the creation of the Program for the Improvement of Management of its Supply Base (***Programa de Melhorias na Gestão da Base de Fornecedores*** – PGBF), which is being developed with the support of a specialized external consultant. The objectives of this program include, among others, adopting improvements in the Company's criteria for registering its suppliers. The Company is in the process of evaluating and standardizing a specific control that will require a detailed report assessing the economic and financial condition of suppliers for the Company's strategic projects. In addition, the Company is improving controls to require the regular and timely review of the outstanding balances of payments advanced to suppliers.

The Company also identified deficiencies related to the monitoring of changes in the designation of works in progress to property, plant and equipment, as such a change affects expenses for completed projects. A failure to make that change in designation could lead to a failure to account timely and in full for the corresponding depreciation. As a remedial measure, the Company is strengthening controls over timely incorporation of projects for accounting purposes, with an emphasis on improving systematic monitoring of the physical and financial execution of our projects.

Management confirmed the existence of a deficiency related to the recognition of losses for impairment identified in the evaluation of the recoverable values of certain Exploration and Production assets. The Company improved controls over monitoring the recognition of the totality of losses for impairment identified in the recoverable amount of Exploration and Production assets.

The impact of these deficiencies has been properly recorded in the financial statements for the period.

Review and approval of manual accounting entries

Management identified a lack of timely monitoring of possible changes in the control parameters of the enterprise resource planning ("ERP") environment, which are used to support the controls related to review and approval of manual accounting entries. This lack of timely monitoring of ERP parameter changes could subject the Company to risks of unauthorized changes in its business rules and a consequent lack of detection of the totality of manual accounting entries.

However, Management concluded that there were no errors or irregularities arising from the deficiencies identified in the design of this control over review and approval of manual accounting entries. Additionally, it analyzed the probability that these ERP parameter changes would occur, and concluded that while critical, these ERP parameter changes could only be implemented by a restricted group of duly authorized employees.

Management concluded that, despite the comprehensive nature of the control, there was no impact on the Company's ability to record, process, summarize or report financial data given the low probability that this risk would materialize and the existence of compensating controls.

The Company is implementing adjustments to its control design by monitoring, on a monthly basis, changes in the ERP environment parameters, to eliminate any possibility that risks relating to the manual entry controls will materialize.

Additionally, the flow of approval of manual accounting entries will occur in an automated solution system in the ERP through the Company's Controls for Continuous Monitoring (*Monitoramento Contínuo de Controles* – CCM), integrated into the module evaluation cycle of the GRC tool, which directs the request for approval of manual accounting entries to the managers and notes the timing required for confirmation of all the criteria that comprise the control design.

Access management in business and information technology processes, and segregation of business process duties in the ERP environment

Management considers the design of the controls of the general environment of information technology and the business processes of the ERP system adequate, and believes Petrobras presents a structured model of governance, management and GRC tools in operation. However, there were deficiencies in control operations that did not impact the Company's ability to record, process, summarize or report financial data, but that, when evaluated in aggregate, are considered relevant for the Company.

The identified control deficiencies relating to the management, review and monitoring of access showed exceptions, mainly deficiencies in the operation of controls in the implementation of specific rules regarding access revision, although the Company has already implemented major improvements in the monitoring of critical access in 2014. All of the mentioned deficiencies were analyzed for possible impacts and Management concluded that none materialized over 2014. In addition, there were compensating controls that mitigated the associated risks.

As for the management of critical access and segregation of duties in the ERP business processes, deficiencies in operating controls occurred. These deficiencies have been individually assessed as low-risk, and also did not materialize in 2014. In addition, there were compensating controls that mitigated the associated risks.

For regularization of these deficiencies, Management is committed to continuous improvement of the ERP environment, through the implementation of the following measures:

- Regarding management of access systems, Management is already improving automated rules so that, in the next review and validation of access, there will be a total guarantee and any possibility of failure of these rules will be eliminated.

- With respect to the management of critical access and segregation of duties in the business processes, Management has developed, since 2014, measures to strengthen the Company's business management, in order to improve these activities along with the responsible managers in each macro-process of the Company's businesses. However, Management will continue to review the design and operation of controls in order to ensure the total evidence, the scope and the frequency with which they are executed.

- With respect to the segregation of duties, Management is analyzing improvements in transactional compensatory controls of segregation of duties, and the expansion of the set of monitors and their respective automated reports that have already been developed and used to identify, monitor and treat any materialization of conflict, expanding them where there is a risk and occurrence of technically justifiable conflicts.

b. deficiencies and recommendations on internal controls in the report of the independent auditor

The Company's independent auditor, PricewaterhouseCoopers (PwC), has identified during the execution of its audit, material weaknesses in the Company's internal controls related to the following:

PwC has identified during the execution of their audit, material deficiencies in the Company's internal controls related to the following:

- Management override of controls;
- Property, plant and equipment (advances to suppliers, termination costs, untimely registration of depreciation and recognition of impairment losses resulting from the evaluation of the recoverable amount of exploration and production assets);
- Review and approval of manual accounting entries; and
- Critical access / Segregation of duties.

These material weaknesses in the Company's internal controls were communicated to Management.

Where necessary, the Company's financial statements reflected adjustments resulting from these material weaknesses, or found that the risks arising therefrom, having not materialized, did not affect the independent auditor's report on the Company's financial statements for the year ended December 31, 2014.

The issues reported by PwC were included in Management's evaluation and are part of the remediation measures described in item 10.6(a) above.

10.7. If the issuer has made a public offer to distribute securities, the officers must comment on:

a. how the resources resulting from the offer were used

In 2010, the Company made a global offer of shares in the amount of BRL$120 billion (US$ 69,9 billion), considering the Supplementary Lot and the Additional Lot. Net resources, including LFT, are used (1) to compensate the Onerous Assignment and (2) to continue developing all of our business segments. We intend to allocate those net resources specifically as follows:

- approximately 62.2% to compensate the Onerous Assignment, according to Act 12,276; and
- approximately, 37.8% applies to finance our investments, which, according to our Business Plan for 2014-2018, are of US$ 220,6 billion, as well as for keeping a capital structure and proper leveraging indexes.

b. if there were relevant deviations between the actual use of the resources and the use proposals announced in the prospectus for the actual distribution

Not applicable.

c. if there were deviations, the reasons for such deviations

Not applicable.

10.8. The officers must describe the relevant items that are not made clear in the issuer's financial statements, indicating:

a. Assets and liabilities directly or indirectly owed by issuer, which are off-balance sheet items, such as:

i. operating leases assets and liabilities

ii. sold receivables portfolios in which the entity has risks and responsibilities, indicating the respective liabilities

iii. future product or service purchase and sale agreements

iv. unfinished construction contracts

v. future financing receipt agréments

On December 31st, 2014, we had no off-balance sheet arrangements that have, or may have a material effect on our financial condition, receipts or expenses, results of operations, liquidity, capital expenditures or capital resources.

The following table summarizes our outstanding contractual obligations and commitments on 12.31.2014:

	BRL$ million			
	Payments Due by Period			
	Total	**2015**	**2016-2019**	**2019 from then**
Items of balance sheet: *				
Debt obligation	350,845	31,523	176,645	142,677
With benefits, risks and assets control transfer	190	12	41	137
Abandonment provision	21,958	1,181	1,580	19,197
Total of Items of balance sheet	372,993	32,716	178,266	162,011
Other contractual obligations				
Natural Gas ship or pay	10,529	1,876	7,433	1,220
Procured services	240,374	77,278	100,078	63,018
NG purchase commitment	27,311	4,714	17,396	5,201
Without benefits, risks and assets control transfer	314,505	38,898	102,262	173,345
Purchase obligations	84,951	43,446	38,893	2,612
Total of other obligations	677,670	166,212	266,062	245,396
Total	**1,050,663**	**198,928**	**444,328**	**407,407**

*** Does not include obligations for post-employment benefits. Refer to Note 22 to the Financial Statements.**

b. other items that are not featured in the financial statements

There are no other items that are not mentioned in the previous item.

10.9. Regarding each of the items that is not featured in the financial statements shown in item 10.8, the officers must comment on:

a. how such items change or may come to change the revenues, expenses, operating results, financial expenses or other items in the issuer's financial statements

The contracts which are not recorded in the financial statements are related to the operating activities of the Company and the accounting record will depend on the effective use of the good or service. Such items not yet meet the criteria for recognition of liabilities, since they are obligations arising from contracts which have not yet been fully complied with and, consequently, there is no recognition of the corresponding assets or expenses.

b. nature and purpose of the operation

The contracts which are not recorded in the financial statements are related to the operating activities of the Company and the accounting record will depend on the effective use of the good or service. Such items not yet meet the criteria for recognition of liabilities, since they are obligations arising from contracts which have not yet been fully complied with and, consequently, there is no recognition of the corresponding assets or expenses.

c. nature and amount of the obligations taken on and the rights generated in favor of the issuer as a result of the operation

The contracts which are not recorded in the financial statements are related to the operating activities of the Company and the accounting record will depend on the effective use of the good or service. Such items not yet meet the criteria for recognition of liabilities, since they are obligations arising from contracts which have not yet been fully complied with and, consequently, there is no recognition of the corresponding assets or expenses.

10.10. The officers must indicate and comment on the main elements in the issuer's business plan, exploring, specifically, the following issues:

a. investments, including:

i. quantitative and qualitative description of the investments in progress and the foreseen investments

On February 25th, 2015, Petrobras´ Board of Directors approved the Company´s 2030 Strategic Plan (SP), as well as its short and medium terms development, described in the 2014-2018 Business and Management Plan (BMP).

SP 2030 presents the mission, 2030 vision and corporate directions that guide the performance of Petrobras´ System.

Petrobras´ 2030 Vision is "Be one of the world´s top five integrated energy companies (1) and the company of choice of its stakeholders".

(1) Metrics: one of the world´s top five oil production companies, among all companies, with or without trading shares.

Petrobras´ 2030 Strategic Plan reaffirms the Company´s Mission: "Work ethically, safely and profitably in the oil and gas industry, with social and environmental responsibility, providing the right products for costumer needs and contributing for the development of Brazil and the country in which operates."

The Strategic Plan also establishes the Corporate Guidelines, which guide all Petrobras´ businesses and activities: Profitability, Social and Environmental Responsibility and Integrated Growth.

On April 2015, together with the announcement of its financial statements for 2014, the Company intend to invest US$ 29 billion on 2015 and, approximately, US$ 25 billion on 2016. Such figures will be itemized after the next BMP preparation, which may result in significant modification in relation to current forecast and to the last approved BMP, with postponement of goals and reduction of investments rhythm, mainly due to significant variations associated with macroeconomic, price and market premises.

ii. investments' financial sources

In order to fulfill investments and interest and amortization payments intended for 2015, Petrobras plans to use its operational generation, funding, divestments and its own cash balance as financial sources. Description of sources of investments funding to subsequent years, as well as for 2015, will be informed after the next BMP approval.

iii. relevant on-going divestments and foreseen divestments

The Company considers divestments a way of optimizing its asset portfolio, as well as to serve as one of the necessary funding sources to finance its projects.

On 2014, three divestments operations were concluded, as follows:

· Ownership interest sale of 44.5% on Transierra S.A. Yacimientos Petrolíferos Fiscales Bolivianos (YPFB);

· Ownership interest sale of 40% on Gasmig to Cemig – Minas Gerais´ Energy Company;

· Ownership interest sale of 10% on Usina Termelétrica Norte Fluminense (NTF) to Électricité de France (EDF) Group, NTF controlling company.

On February/2015, Petrobras has approved the divestment plan revision for 2015-2016 totaling US$ 13.7 billion between Exploration & Production Areas in Brazil and abroad (30%), Supply (30%) and Energy & Gas (40%). This plan integrates the Company´s financial planning which aims to leverage reduction, cash preservation and concentration on priority investments, especially on oil and gas production in Brazil in highly productive and return areas.

It is important to mention that the approved amount is the best Company´s estimate, but it could suffer from market variables, such as Brent´s oil barrel quotation, exchange rate, Brazilian and worldwide economic growth, among others. Modifications in these variables may cause the Company to alter its divestment goal.

b. in case they are already disclosed, it shall point the acquisition of plants, equipment, patents or other assets materially influencing the issuer production capacity

There was no equipment and blueprint acquisition that could materially influence the productive capacity in the period.

c. new products and services:

i. description of on-going and already disclosed research

Petrobras invests in research and development area as a way to expand the search for new frontiers of production and achieve continuous improvement in its operations. The company has a successful track record in the development and deployment of innovative technologies, such as in the areas of drilling, completion and production wells in deep water. Petrobras is one of the largest investors in research and development among the major oil companies in the world. Brazilian contracts for oil and gas concession require parallel investment of at least 1% of gross concession revenue from oil fields with high productivity in research and development. Of these resources, up to half may be invested in own research facilities in Brazil and the remaining should be invested in universities and Brazilian institutions registered with the ANP for this purpose.

The main results obtained in research and development in 2014 by Petrobras were:

- First data interpretation in the permanent 4D seismic acquisition system of Jubarte field (Campos Basin), adding six million barrels of oil to the planned production;
- Studies of rock interaction and the pre-salt injection fluids, which allow adoption of less noble metallurgy for wells, risers, equipment and subsea and surface systems that will have to deal with the water produced;
- Application of new electro-hydraulic downhole disconnection tool (Wet Disconnection Tool - WDT) on the Field Carapeba II, reducing well interventions in 4 days and generating savings of US$ 3.4 million per well;
- Development of redirecting the gas injection method of production wells in column gas lift, allowing reduction of the pressure loss in the gas injection point, with a 2% to 3% yield gains on wells of medium and high throughput ;
- Development of improvements in the fractionation process in the vacuum towers, allowing an increase in diesel production, with a potential gain of about US$ 38 million a year.
- Development of methodology to accurately detect leaks in heat exchangers load-product units of diesel hydrotreating, avoiding losses of approximately US$ 3.6 million per event.

- Development of transmission oil to Formula 1 cars of Williams' team, which provides low friction coefficient, resulting in lower power loss, engine power increase and reduction of fuel consumption.

- Additive incorporation process Development ***N-Butyl-Thiophosphoric Triamide*** (NBPT) to agricultural urea of fertilizer plant of Paraná (Fafen-PR), slowing the degradation of urea, allowing it to be absorbed by the soil for longer period and reducing the loss of fertilizer from 70% to 20%.

Petrobras operates a center of research and development, Cenpes, dedicated to its activities in Rio de Janeiro, Brazil, since 1963. In 2010, the company inaugurated its expansion, doubling the capacity of its laboratories, projecting it as the most complex research in the southern hemisphere, specially dedicated to the pre-salt technologies laboratories. On December 31, 2014, Cenpes had 1,862 employees, with 1,384 exclusively dedicated to research, development and basic engineering. Petrobras also has several prototypes in semi-industrial scale in Brazil, located near its industrial facilities and aimed at developing new technologies at reduced costs. In 2014 the company conducted research and development through projects with more than 100 universities and research institutions in Brazil and abroad. The Company also participated in science and technology exchanges with other oil and gas service companies, technology companies and other operators.

ii. total amounts spent by issuer in research for the development of new products or services

R&D Expenses (BRL$ billion)		
2012	**2013**	**2014**
2.2	2.4	2.6

iii. disclosed developing projects

See item 10.10.c.i

iv. total amounts spent by issuer on the development of new products or services

See item 10.10.c.ii

10.11 Comment on other factors that might have a significant influence on the operational performance and that were not identified or commented on in the other items of this section

All relevant aspects on the result of the operational performance for the year were discussed herein.

PETROBRAS

Ministério de
Minas e Energia

GOVERNO FEDERAL
BRASIL
PÁTRIA EDUCADORA